SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

INDUSTRIAL PROPERTY TRUST INC.

(Name of Subject Company)

INDUSTRIAL PROPERTY TRUST INC.

(Name of Person(s) Filing Statement)

Shares of Class T Common Stock, $0.01 par value per share

(Title of Class of Securities)

45632A207

(CUSIP Number of Class of Securities)

Joshua J. Widoff, Esq.

518 Seventeenth Street, 17th Floor

Denver, CO 80202

(303) 228-2200

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to a tender offer (the “Everest Offer”) by Everest REIT Investors I, LLC (the “Everest”), to purchase up to 3,610,000 shares (“Shares”) of the outstanding Class T common stock, par value $0.01 per share (the “Class T Common Stock”), of Industrial Property Trust Inc., a Maryland corporation (the “Company”), at a price of $9.01 per Share in cash. The Everest Offer is being made pursuant to an Offer to Purchase of Everest, dated as of August 19, 2019 (the “Offer to Purchase”), and a related Form of Transfer Agreement, copies of which were filed with the United States Securities and Exchange Commission (the “SEC”) by Everest on August 19, 2019.

As discussed below, the Board of Directors of the Company (the “Board” or “Board of Directors”) unanimously recommends that the Company’s stockholders REJECT the Everest Offer and NOT tender their shares for purchase pursuant to the Everest Offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

The Company’s name, address and telephone number of its principal executive offices are as follows:

Industrial Property Trust Inc.

518 Seventeenth Street, 17th Floor

Denver, CO 80202

(303) 228-2200

The title of the class of equity securities to which the Everest Offer relates is the Class T Common Stock.  As of August 21, 2019, there were 72,043,321.931 shares of Class T Common Stock issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

This Schedule 14D-9 is being filed by the Company, which is the subject company of the Everest Offer. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to a tender offer by Everest to purchase, subject to certain terms and conditions, up to 3,610,000 outstanding shares of Class T Common Stock in cash, at a price of $9.01 per share. The Everest Offer is on the terms and conditions described in the Tender Offer Statement on Schedule TO filed with the SEC by Everest on August 19, 2019 (together with the exhibits thereto, the “Schedule TO”). Unless the Everest Offer is extended, it will expire on September 30, 2019.

According to the Schedule TO, Everest’s business address is 199 S. Los Robles Ave., Suite 200, Pasadena, CA 91101 and their telephone number is (626) 585-5920.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and Everest and its executive officers, directors or affiliates.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Executive Compensation,” “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Transactions” in Amendment No. 1 to the Annual Report on Form 10-K dated and filed with the SEC on April 10, 2019, Note 12 to the Company’s condensed consolidated financial statements filed with its Annual Report on Form 10-K for the year ended December 31, 2018, and filed with the SEC on March 6, 2019, Note 7 to the Company’s condensed consolidated financial statements filed with its Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, as filed with the SEC on August 9, 2019, and the description of the Side Agreement Concerning Second Amended and Restated Limited Partnership Agreement included in Item 1.01 of the Company’s Current Report on Form 8-K, as filed with the SEC on August 22, 2019, each of which is incorporated herein by reference. The 2018 Annual Report on Form 10-K and Amendment No. 1 thereto were previously delivered to all stockholders and the 2018 Annual Report on Form 10-K and Amendment No. 1 thereto, the Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 and the Current Report on Form 8-K filed with the SEC on August 22, 2019 are available for free on the SEC’s Web site at www.sec.gov.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a) Recommendation

The Company’s Board of Directors, together with certain of the Company’s outside advisors, has carefully evaluated the terms of the Everest Offer. Based on its review, the Board of Directors has unanimously determined that the Everest Offer is not in the best interests of the Company’s stockholders and recommends that its stockholders REJECT the Everest Offer and NOT tender their shares to Everest pursuant to the Everest Offer.

The Board of Directors acknowledges that each stockholder must evaluate whether to tender his, her or its shares to Everest pursuant to the Everest Offer and that an individual stockholder may determine to tender based on, among other things, its individual liquidity needs.

(b) Reasons for the Recommendation

In reaching its determination and in making the recommendation described above, the Board of Directors (1) reviewed the terms and conditions of the Everest Offer; (2) consulted with the Company’s officers and certain outside advisors; and (3) reviewed the terms and conditions of the Merger Agreement (as defined below).

The Board of Directors believes that the Everest Offer is not in the best interests of the Company’s stockholders due to the Company’s entry into a definitive agreement to sell substantially all of its assets to affiliates of Prologis, Inc. As previously announced, on August 20, 2019, the Company entered into a definitive Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”) to sell substantially all of its assets to affiliates of Prologis, Inc. in an all cash transaction valued at approximately $3.99 billion, subject to certain transaction costs (the “Asset Sale”).  In connection with the Asset Sale, the Company expects to declare a special cash distribution to all holders of common stock (including Class T Common Stock), and the Company currently estimates that the amount of such special distribution will be approximately $12.18 per share.  The Board of Directors has approved the Merger Agreement and the Asset Sale, and, subject to customary closing conditions, the Company expects the Merger to close in the first quarter of 2020. The Everest Offer and the offer price of $9.01 per Share would result in your receipt of up to $3.17 less per Share than the per Share special distribution you may receive in connection with the Asset Sale.

In addition, the Board of Directors believes that the Everest Offer represents an opportunistic attempt by Everest to purchase the Class T Common Stock at a low share price to make a profit and, as a result, deprive any Company stockholders who tender their shares of the Class T Common Stock of the potential opportunity to realize the value of their investment in the Company through the Asset Sale. The Everest Offer to Purchase states that the Everest Offer is being made “for investment purposes and with a view to making a profit for itself” and admits that it was “motivated to establish a price which might be acceptable” to the Company’s stockholders. To that end, Everest provides that it arrived at the offer price of $9.01 per Share by considering, among other things, “the discount to potential liquidation value that is acceptable to [Everest]” and its “desire to set an [o]ffer [p]rice that will be acceptable to some [stockholders] and will also enable [Everest] to make a profit by holding on to the Shares until the [Company] is liquidated.” Further, Everest states that it “determined the [o]ffer [p]rice pursuant to its own analysis” and “did not obtain current independent valuations or appraisals of the [Company’s] assets.” Therefore, Everest acknowledges that its offer price was established based on Everest’s objectives and not based on what is in the best financial interest of you and the other Company stockholders. In addition, stockholders who tender their shares of Class T Common Stock will not receive any distributions paid after the offer expiration date of September 30, 2019.  Any such distributions would be assigned to Everest.

There is also no guarantee that the Everest Offer can or will be completed as soon as Everest contemplates in its offer.  The Everest Offer does not initially expire until September 30, 2019, and Everest may extend the period of time during which the Everest Offer is open and thereby delay acceptance of and payment for any Shares, subject to compliance with applicable securities laws.

Finally, the Board of Directors believes that the offer price of $9.01 per Share is significantly less than the current value of the Company. The Company’s estimated net asset value per share (“NAV”) is prepared on an annual basis. As reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, the Company’s NAV as of November 30, 2018 was $12.33 per share of the Class T Common Stock (the “November 30, 2018 NAV”). The offer price of $9.01 is approximately 27% lower than the November 30, 2018 NAV. The November 30, 2018 NAV was determined in accordance with the Company’s current valuation policies. The valuation conforms to the Institute for Portfolio Alternatives’ Practice Guideline for Valuations of Publicly Registered Non-Listed REITs. As with any valuation methodology, the methodologies used to determine the November 30, 2018 NAV were based upon a number of assumptions, estimates and judgments that may not be accurate or complete. For more information on the November 30, 2018 NAV, see the Company’s Annual Report on Form 10-K filed with the SEC on March 6, 2019.

In light of the reasons considered above, the Board of Directors believes that the Everest Offer is less than the current and potential value of the Shares and has unanimously determined that the Everest Offer is not in the best interests of the Company’s stockholders. Accordingly, the Board of Directors unanimously recommends that its stockholders REJECT the Everest Offer and NOT tender their shares to Everest for purchase pursuant to the Everest Offer. The Board of Directors acknowledges that each stockholder must evaluate whether to tender its shares to Everest pursuant to the Everest Offer and that an individual stockholder may determine to tender based on, among other things, its individual liquidity needs.

(c) Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Everest Offer on the same basis as other stockholders, subject to any restrictions on transfer imposed under Rule 144 of the Securities Act of 1933, as amended; however, all of the Company’s directors and executive officers have advised the Company that they do not intend to tender any of their shares in the Everest Offer (including shares they are deemed to beneficially own). To the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender shares held of record or beneficially by such person for purchase pursuant to the Everest Offer.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Not applicable.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

During the past 60 days, no transactions with respect to the Class T Common Stock have been effected by the Company or, to the Company’s knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

On August 20, 2019, the Company entered into the Merger Agreement to sell substantially all of its assets to affiliates of Prologis, Inc., in an all cash transaction valued at approximately $3.99 billion, subject to certain transaction costs.  In connection with the Asset Sale, the Company expects to declare a special cash distribution to all holders of common stock (including Class T Common Stock), and the Company currently estimates that the amount of such special distribution will be approximately $12.18 per share.  The Board of Directors has approved the Merger Agreement and the Asset Sale, and, subject to customary closing conditions, the Company expects the Asset Sale to close in the first quarter of 2020. The Tender Offer and the offer price of $9.01 per Share would result in the receipt of up to $3.17 less per Share than the per Share special distribution you may receive in connection with the Asset Sale.

Except as disclosed above, the Company has not undertaken and is not engaged in any negotiations in response to the Everest Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Everest Offer which relates to or would result in one or more of the foregoing matters.

ITEM 8. ADDITIONAL INFORMATION.

Golden Parachute Compensation

There are no agreements or understandings, whether written or unwritten, between any named executive officer of the Company and the Company or Everest concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Everest Offer.

Cautionary Note Regarding Forward-Looking Statements

Forward-looking statements generally can be identified by use of statements that include words such as “intend,” “plan,” “may,” “should,” “could,” “will,” “project,” “estimate,” “anticipate,” “believe,” “expect,” “continue,” “potential,” “opportunity” and similar expressions.  Such statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of IPT to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such factors may include, but are not limited to, the following: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (ii) the failure of IPT to obtain the requisite vote of stockholders required to consummate the proposed Asset Sale or the failure to satisfy the other closing conditions to the Asset Sale or any of the other transactions contemplated by the Merger Agreement; (iii) risks related to disruption of management’s attention from IPT’s ongoing business operations due to the transaction; (iv) the effect of the announcement of the transaction on the ability of IPT to retain key personnel, maintain relationships with its customers and suppliers, and maintain its operating results and business generally; (v) the ability of third parties to fulfill their obligations relating to the proposed transaction, including providing financing under current financial market conditions; (vi) the outcome of any legal proceedings that may be instituted against IPT and others related to the Merger Agreement; (vii) the risk that the Asset Sale, or the other transactions contemplated by the Merger Agreement may not be completed in the time frame expected by the parties or at all; (viii) the ability of IPT to implement its operating strategy; (ix) IPT’s ability to manage planned growth; (x) changes in economic cycles; and (xi) competition within the real estate industry.

In addition, these forward-looking statements reflect IPT’s views as of the date on which such statements were made. IPT anticipates that subsequent events and developments may cause its views to change. These forward-looking statements should not be relied upon as representing IPT’s views as of any date subsequent to the date hereof. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by IPT or any other person that the results or conditions described in such statements or the objectives and plans of IPT will be achieved. Additional factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in IPT’s SEC reports, including, but not limited to, the “Risk Factors” section of IPT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 6, 2019, as amended by IPT’s Amendment No. 1 to the Annual Report on Form 10-K filed with the SEC on April 10, 2019, the “Risk Factors” section of subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which factors are incorporated herein by reference. IPT expressly disclaims a duty to provide updates to forward-looking statements, whether as a result of new information, future events or other occurrence.

ITEM 9. EXHIBITS.

(a)(1)	Letter to the Company’s Stockholders, dated August 26, 2019.*

(a)(2)	E-mail to Financial Advisors

(e)(1)	Excerpts from Amendment No. 1 to the Annual Report on Form 10-K dated April 10, 2019 filed by Industrial Property Trust Inc. with the SEC on April 10, 2019.**

(e)(2)	Excerpts from the Annual Report on Form 10-K for the year ended December 31, 2018, filed by Industrial Property Trust Inc. with the SEC on March 6, 2019.**

(e)(3)	Excerpts from the Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed by Industrial Property Trust Inc. with the SEC on August 9, 2019.**

(e)(4)	Excerpts from the Current Report on Form 8-K, filed by Industrial Property Trust Inc. with the SEC on August 22, 2019.**

(g)	Not applicable.

* This letter will be mailed to the Company’s stockholders along with a copy of this Solicitation/Recommendation Statement on Schedule 14D-9.

** Incorporated by reference as provided in Items 3 and 8 hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INDUSTRIAL PROPERTY TRUST INC.

/s/ THOMAS G. MCGONAGLE
By: Thomas G. McGonagle
Its: Managing Director, Chief Financial Officer

Date: August 26, 2019